

November 10, 2010

Mr. Todd Bauman
Chief Executive Officer
Bauman Estate Planning, Inc.
9500 West Flamingo Road
Suite 205
Las Vegas, NV 89147

> **Re: Bauman Estate Planning, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 15, 2010**
> **File No. 333-169960**

Dear Mr. Bauman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Securities Act Rule 419 applies to a company issuing penny stock that is a development stage company with no specific business plan or purpose, or whose business plan is to engage in a merger or acquisition with an unidentified company or companies. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992). Your disclosure indicates the following:

   - You are a development stage company with no revenues and have received going concern opinions from your auditor;
   - You issue penny stock;
   - You have nominal assets consisting only of cash;

- You anticipate that you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding;
- The Registration Statement contains very general disclosure related to the nature of your business plan; and
- You state in the notes to your audited financial statements on page F-12 that you intend to find a potential merger candidate and complete a merger.

These facts suggest that you are a blank check company and that the terms of your offering should comply with Rule 419. Please revise the Registration Statement accordingly.

2. In your risk factors disclosure on page 6, we note your statement that your offering price is arbitrarily determined. Please also provide a separate section in your Registration Statement to disclose this Regulation S-K Item 505 information.

3. Please disclose whether you are involved in any material pending legal proceedings, other than ordinary routine litigation incidental to the business. Refer to Item 11(c) of Form S-1 and Item 103 of Regulation S-K.

4. We note throughout your Registration Statement, you refer to Mr. Bauman as either President or Chief Executive Officer. We also note he is referred to as Treasurer or Chief Financial Officer. Please revise to provide consistent disclosure throughout the Registration Statement.

Outside Front Cover Page of the Prospectus, page 3

5. On pages 3, 5, and 11, we note your cross references to the risk factors beginning on page 4. However, it appears that your risk factors begin on page 5. Please revise your Registration Statement accordingly.

6. Please state whether or not any national securities exchange or other market lists or quotes your common stock, as required by Item 501(b)(4) of Regulation S-K.

7. Please clarify who will conduct the offering. If the offering is to be conducted by your officers and directors, please make this clear. If underwriters will be involved, please clarify that and the nature of the underwriting arrangement. In this regard, we note your reference to underwriting expensed in note (1) to the table.

Risk Factors, page 5

8. In the introductory paragraph, we note your statement that you describe your "most significant risks and uncertainties." Please ensure that you describe all material risks and uncertainties, and provide a statement clarifying that you have done so.

<u>Risks Relating to the Early Stage of our Company, page 5</u>
<u>We may have difficulty raising additional capital . . . , page 6</u>

9. Please explain how the development or prospects for development of competitive technology by others affects your ability to raise additional financing.

<u>Failure to effectively manage our growth could place strains . . . , page 6</u>

10. Throughout this risk factor, we note your references to your subsidiary. You do not mention a subsidiary anywhere else in your Registration Statement. Please revise accordingly.

<u>Risks Relating to Our Business, page 6</u>
<u>We may lose out to larger and better-established competitors, page 6</u>

11. Please briefly describe what you consider to be your financial products. Additionally, please explain the significance of your financial products' competitiveness with other technologies as your business does not appear to be technology based.

<u>Risks Relating to our Stock, page 6</u>
<u>The Offering price of $0.01 per share is arbitrary, page 6</u>

12. We note your statement that the offering price of your common shares has been arbitrarily determined by management and bears no relationship to any generally accepted criteria of value. Please describe the material effects this may have on investors.

<u>Cautionary Note Regarding Forward-Looking Statements, page 8</u>

13. We note your reference to the Section 27A and Section 21E safe harbor provisions for forward-looking statements. Please disclose here that, as a penny stock issuer, you are unable to rely on these safe harbor provisions.

14. We note your list of factors that might cause your forward-looking statements to vary from your expectations. Specifically, we note your statements regarding "the integration of multiple technologies and programs," "the ability to successfully complete development and commercialization of sites," "changes in existing and potential relationships with collaborative partners," and your "expectations regarding . . . infrastructure expenses." In an appropriate place in your prospectus, such as Business and/or your MD&A, please describe any plans you currently have for integrating technologies and programs and for developing and commercializing sites. Please also disclose the nature of any existing relationships you currently have with collaborative partners as well as the kinds of expectations you have regarding infrastructure expenses.

Use of Proceeds, page 9

15. Please state the approximate amount of the proceeds of this offering that you expect to use for each of the identified purposes. Also indicate the order of priority of such purposes, as less than all of the securities to be offered may be sold. Since it also appears that you have no current specific plan for all or a significant portion of the proceeds, please discuss the principle reasons for engaging in the offering at this time. Please see Item 504 of Regulation S-K and the instructions thereto. We may have additional comments upon review of your response.

16. The last paragraph of this subsection says that you will have broad discretion in applying the proceeds of the offering. Please note that you may reserve the right to change the stated uses of proceeds, but that this reservation must be due to certain contingencies that you specifically discuss and that you must also discuss the alternative ways in which you will use the proceeds upon the occurrence of these contingencies. See Instruction 7 to Item 504 of Regulation S-K. Please revise this disclosure accordingly.

17. We assume that, if you change your intended use of proceeds, you will recirculate an amended prospectus to potential purchasers before actually selling them any shares. If a change in the use of proceeds is made after the registration statement is declared effective, we assume that you will file a post-effective amendment to the registration statement pursuant to the undertaking you have made in response to Item 512(a)(1)(ii) of Regulation S-K. Please confirm supplementally that our understanding is correct.

Capitalization, page 9

18. You disclose that you had total stockholders' deficit of $3,000 as of September 15, 2010; however, per the face of your balance sheet, it appears that you actually had total stockholders' equity of $3,000 as of September 15, 2010. Please revise or advise.

Dilution, page 9

19. You disclose that your net tangible book value, assuming all shares are sold at the offering price of $0.01 per share less potential underwriting discount or commissions and estimated offering expenses, would have been $14,263 as of September 15, 2009. We assume this disclosure should refer to September 15, 2010. Please revise.

20. Since your offering appears to be made directly by the company, it is unclear why you have reduced the proceeds to the company for underwriting discounts and commissions by 10%. Please revise to eliminate this reduction or tell us supplementally why this is appropriate.

21. We note that the dilution information you provide assumes that the entire offering is sold. Please include alternative disclosure that demonstrates dilution to investors if less than the entire offering is sold; for example, if only 10% and 50% of the offering is sold.

Market for Common Equity and Related Stockholder Matters, page 9

22. Please set forth here the number of holders of your common equity. Refer to Item 11(d) of Form S-1 and Item 201(b)(1) of Regulation S-K.

Description of Business and Property, page 10
General, page 10
The Company, page 10

23. We note your statement here, as well as on pages 5 and 11, that your company is a "unique, one-stop, full service estate planning and asset protection company." Please discuss the aspects of your company that make it unique.

24. On pages 5, 10, and 11, we note your statement, "Our staff of professional, dedicated, experienced, knowledgeable and highly competent personnel are trained and licensed to offer a broad range of estate planning services." Since you have only two employees, please clarify whether both employees are "experienced," "trained," and "licensed" to provide the services offered by the company.

Business Summary, page 10

25. We note your statements, "As the baby boomer generation continues to retire they are finally becoming concerned about their estate planning. Most boomers have not prepared anything including a simple will or power of attorney. Las Vegas is one of the top destination spots for retirees." Please tell us the basis for these assertions.

26. You state that you will "maintain two office locations." In your "Description of Property" section, you mention only one office location. Please disclose your plans for securing and staffing the second office location.

27. You state that licensed attorneys with experience in estate planning will handle the review and preparation of all estate planning documents. Please disclose whether these attorneys are or will be your employees or whether you will outsource this work. In this regard, we note that you do not describe either of your employees as licensed attorneys or mention their estate planning experience. If you intend to outsource this work, please disclose whether you currently have any established relationships or agreements with licensed attorneys.

Services, page 10

28. Please elaborate on the "full-service" and "broad-range" nature of your estate planning services and how you will generate revenue from these services. The only services you describe here are complimentary consultations relating to living trusts.

29. We note your reference on pages 10 and 11 to a new law change that has caused most durable power of attorney for healthcare documents to be outdated. Please describe this new law change and why it creates the need for durable power of attorney for healthcare documents to be updated.

Employees, page 11

30. Please disclose whether your employees are full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Management's Discussion and Analysis . . . , page 11

31. You disclose, "The following discussion of our financial condition and results of operations should be read in conjunction with (i) our audited financial statements as of September 30, 2009 that appear elsewhere in this registration statement." Please revise your disclosure to refer to your audited financial statements as of September 15, 2010.

32. In the penultimate sentence of the introductory paragraph, you "disclaim any obligation to update any such factors or to announce publicly the results of any revisions of the forward-looking statements contained herein to reflect future events or developments." Please remove this statement as you may not disclaim an obligation to update information if required by the federal securities laws.

Plan of Operation, page 11

33. Please significantly enhance the disclosure in this section to describe the steps you intend to take and anticipated expenses associated with becoming operational, as well as your timetable for doing so. In this regard, we note disclosure in the Liquidity section that you have no material commitments for the next twelve months other than salaries and rent. It is unclear how you will develop your business based only upon paying salaries and rent.

Liquidity and Capital Resources, page 11

34. Please disclose whether or not you are dependent upon the offering proceeds to help meet your liquidity needs for the next twelve months.

35. We note your statement, "Current liabilities at September 15, 2010 totaled $0 . . . and consisted of accrued expenses and related party notes payable." We further note that your balance sheet on page F-4 identifies total liabilities of $0. Please disclose the nature of your accrued expenses and related party notes payable as well as why they are not reflected on your balance sheet.

36. You state on page 12 that your only material commitments for the next twelve months are salaries and rent on your primary office space. Please disclose the anticipated source of

funds you will use to satisfy these commitments. To the extent that you expect to use proceeds of the offering to satisfy material commitments, please ensure that you discuss those commitments as well.

37. On page 12, we note your statement, "Currently the Company has determined that its anticipated monthly cash flow needs should not exceed $10,000 for the first 6 months." We further note your statement, "We anticipate that we will receive sufficient proceeds from investors through this offering, to continue operations for at least the next twelve months." If the maximum aggregate offering proceeds you expect to receive through this offering are $20,000 and your anticipated monthly cash flow needs are $10,000, please explain how you anticipate that the $20,000 offering proceeds will be sufficient to continue operations for the next twelve months.

38. We note your statement that you "may need to sell common stock, take loans or advances from officers, directors or shareholders or enter into debt financing agreements in order to meet [y]our cash needs over the coming 12 months." Please disclose whether you have any agreements, including the material terms of the agreements, in place to receive funds from these sources. Additionally, please describe the material effects on your company if you are unable to obtain funds from these sources.

Going Concern, page 12

39. Please disclose how long you believe you can continue your current operations with the cash you have on hand, exclusive of the proceeds of this offering and any other loans or financings you could obtain.

Critical Accounting Policies, page 12

40. In the second paragraph, we note your statement that "management's estimates are based on historical experience [and] on information from third party professionals." Since your company was just incorporated on August 27, 2010, please explain how management's estimates are based on historical experience. Additionally, please tell us what consideration you gave to whether the third party professionals should be identified as experts. In your discussion, please explain the nature and extent of the third parties' involvement. If the third party professionals were experts, please either delete the reference or name the parties, and tell us what consideration you have given to providing a consent to be named as such.

Revenue Recognition, page 12

41. We note your statement that you recognize revenue when four criteria are met. However, on page F-8 of the Notes to Financial Statements, you state that "income is recorded when it is earned." Please reconcile these two statements.

42. In the last sentence, we note your reference to "research contracts." Please describe what you mean by research contracts. If they are a part of your product offering, please include them as such in a description of your products and services.

Research and Development and Patent Costs, page 13

43. Please describe how your business involves research and development, clinical trials, and patents.

Our Management, page 13
Directors, Executive Officers, Promoters and Control Persons, page 13
Directors, page 13

44. Please disclose the names of Mr. Bauman's former employers referenced in his biography as well as the nature of his responsibilities at those companies. Additionally, please disclose Mr. Bauman's business experience during the last five years. Refer to Regulation S-K Item 401.

45. It has come to our attention that a company named Bauman Financial Group, LLC may be located at the same address as your principal executive offices and may also share your same phone number. To the extent your officers and director may be involved in the operations of Bauman Financial Group, please disclose how much time they devote to Bauman Estate Planning. Additionally, as it appears the two companies are involved in the same line of business, please disclose any conflicts of interests and any material effects on competition this may create. Please note that if Bauman Financial Group, LLC is your predecessor, disclosure of such information shall be provided throughout your Registration Statement as appropriate.

Executive Officers, page 13

46. Please provide the information required by Item 401 of Regulation S-K for Andrea Scott.

Summary Compensation Table, page 13

47. In narrative form, please disclose the material terms of any employment agreements or arrangements you have, whether written or unwritten, with Mr. Bauman and Ms. Scott.

Certain Relationships and Related Party Transactions, page 14

48. Please clarify whether you have entered into any related party transactions. Refer to Item 404(d) of Regulation S-K.

49. We note your statement that your Board of Directors, excluding any interested director, is charged with the review and approval of all related party transactions. We further note that a

special committee of your Board of Directors negotiates the terms of such transactions. Since you have only one director, please discuss how related party transactions would be reviewed and approved in the event your only director is an interested director.

Description of Capital Stock, page 14

50. In the "Liquidation" paragraph, we note your reference to preferred stock. Your Articles of Incorporation do not provide for preferred stock. Please revise accordingly. This comment also applies to "Combination with Interested Stockholder" that begins on page 15.

Nevada Anti-Takeover Laws, page 15

51. In the last paragraph under "Acquisition of Controlling Interest," you state that you do not "do business in Nevada directly or through an affiliated corporation." However, the address of your principal executive offices is in Las Vegas, Nevada, and the description of your business indicates that you do business in Nevada. Please revise accordingly.

Plan of Distribution, page 16

52. We note your statement that you may sell your common stock directly to investors. If your officers or employees will participate in the sale of your securities, please state whether they meet the conditions set out in Exchange Act Rule 3a4-1.

53. Clarify whether your offering is to be conducted on a best efforts or firm commitment basis. If, as suggested elsewhere in your filing, this offering is to be conducted on a best efforts basis, please note that you can only rely on Rule 415(a)(1)(ix), which contemplates a single, continuous offering that may extend for 30 days or more after effectiveness. Please significantly revise the Plan of Distribution to describe your continuous best-efforts offering, and omit references to underwritten offerings. Among other things, please note that you may not switch to firm commitment based offering and you must sell at a fixed price, not a market price, as suggested on page 17. We may have additional comments upon review of your revised disclosures.

OTC Electronic Bulletin Board Considerations, page 18

54. We note your statements, "The FINRA cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the OTC Electronic Bulletin Board is that the issuer be current in its reporting requirements with the SEC." However, we understand that FINRA Rule 6530(a)(1) imposes certain conditions for quotation and continued quotation. Please revise accordingly.

55. Additionally, please also disclose that there is no guarantee that you will find a market maker to apply for listing of your common stock on the OTCBB.

Additional Information, page 19

56. Please disclose whether you will send an annual report with audited financial statements to security holders.

57. Please delete your references to the public reference facilities at the Chicago and New York regional offices.

58. Please note that you are encouraged to give your Internet address, if available.

Financial Statements, page F-1
Statement of Operations, page F-5

59. In order not to imply a greater degree of precision than exists, revise your presentations of net loss per share here and throughout the filing to round only to the nearest cent.

Statement of Changes in Stockholders' (Deficit) Equity, page F-6

60. Please revise your statement of changes in stockholders' (deficit) equity to present additional paid-in capital as a separate column.

Note A – Summary of Significant Accounting Policies, page F-8
Provision for Income Taxes, page F-9

61. You disclose on page F-12 that you have provided for a valuation allowance in an amount equal to gross deferred tax assets resulting in no net deferred tax assets or liabilities for the periods audited. Your disclosure on page F-9 states that you have a net deferred tax asset in the amount of $1,326. Please revise.

Recently Issued Accounting Pronouncements, page F-10

62. You disclose that you do not anticipate the adoption of FASB ASC 105, 810 and 860 will have an impact on your results of operations, financial condition or cash flows. Since these pronouncements are effective for you, please revise your disclosure to clearly state that you adopted the pronouncements and they did not have an impact on your results of operations, financial condition or cash flows, if true.

Note G – Subsequent Events, page F-13

63. Please clarify your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1.

Indemnification of Directors and rs, page II-1

64. Please revise the title of this section to "Indemnification of Directors and Officers."

Recent Sales of Unregistered Securities, page II-1

65. Please provide the date of sale, the title, and the amount of securities sold as well as the names of the people to whom the securities were sold. In this regard, we note you reference 2010 instead of a specific date, you do not specify the shares sold were common shares, you state 10,000 shares were sold when it appears 10,000,000 shares were sold, and you do not name your officers in this section. Additionally, please also discuss here the consideration received in exchange for the issued shares. Refer to Item 701(a), (b), and (c) of Regulation S-K.

Undertakings, page II-2

66. As you appear to be subject to Rule 430C, please provide the undertaking required by Item 512(a)(5)(ii).

Exhibit 5.1

67. Please make arrangements with your legal counsel to have him also consent to the use of his name under the caption "Legal Opinion" on page 19 of the Registration Statement.

Exhibit 23.1

68. Please make arrangements with your auditors to have them also consent to the reference as experts in auditing and accounting on page 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Harold P. Gewerter, Esq. (*via facsimile at* (702) 382-1759)